EXHIBIT 99.1

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of how we performed, as well as information about our financial condition and future prospects. As the management’s discussion and analysis is intended to supplement and complement our financial statements, we recommend that you read this in conjunction with our consolidated interim financial statements for the three and nine months ended September 30, 2019 and our 2018 annual consolidated financial statements, as well as our 2018 annual management’s discussion and analysis. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2019 and 2020 outlook, our expectations related to general economic conditions and market trends and their anticipated effects on our business segments and expectations related to the proposed London Stock Exchange Group plc/Refinitiv transaction. For additional information related to forward-looking statements, material assumptions and material risks associated with them, please see the “Outlook” and “Additional Information—Cautionary Note Concerning Factors That May Affect Future Results” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of October 30, 2019.

We have organized our management’s discussion and analysis in the following key sections:

●	Executive Summary – a brief overview of our business and key financial highlights	4

●	Results of Operations – a comparison of our current and prior-year period results	7

●	Liquidity and Capital Resources – a discussion of our cash flow and debt	15

●	Outlook – our current financial outlook	19

●	Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge), and our Refinitiv partnership	22

●	Subsequent Events – a discussion of material events occurring after September 30, 2019 and through the date of this management’s discussion and analysis	22

●	Changes in Accounting Policies – a discussion of changes in our accounting policies and recent accounting pronouncements	23

●	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies	23

●	Additional Information – other required disclosures	23

●	Appendix – supplemental information, including regarding Refinitiv’s performance	25

Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Basis of presentation

We prepare our consolidated financial statements in U.S. dollars in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

In this management’s discussion and analysis, we discuss our results from continuing operations on both an IFRS and non-IFRS basis. On October 1, 2018, we sold 55% of our former Financial & Risk (F&R) business, which is now known as Refinitiv. We reported F&R as a discontinued operation through October 1, 2018, the closing date of the transaction. Our IFRS and non-IFRS results include the results of acquired businesses from the date of purchase and, except for diluted earnings per share and cash flow, exclude the results of our former F&R business. Our IFRS results include our 45% share of the Refinitiv partnership’s results reported in a single line on our consolidated income statement titled “Share of post-tax (losses) earnings in equity method investments”, beginning from the fourth quarter of 2018. Adjusted earnings, a non-IFRS measure, excludes our share of post-tax results in equity method investments.

Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Revision of prior-period financial statements

Since October 1, 2018, we have included our share of post-tax losses from our 45% interest in Refinitiv, an equity method investment, in our net earnings. In the third quarter of 2019, a misstatement was identified that understated our share of Refinitiv’s post-tax losses since the fourth quarter of 2018. The misstatement related to an accounting principle difference for preferred stock issued by Refinitiv to the Blackstone consortium between U.S. GAAP, the basis on which Refinitiv prepares its financial statements, and IFRS, the basis on which Thomson Reuters prepares its financial statements. This misstatement did not impact our revenues, operating profit, segment measures, adjusted EBITDA, adjusted EPS, cash generated from operating activities or free cash flow.

We concluded that the misstatement was immaterial to our previously issued financial statements. However, as the impact of correcting the cumulative misstatement in the third quarter of 2019 would have been material to net earnings in the quarter, we will revise our previously issued financial statements to correct the misstatement. In conjunction with correcting this misstatement, we corrected other unrelated misstatements in the applicable prior periods which were also not material to any of our previously issued financial statements. Specifically, we reclassified certain revenues and expenses, which pertained to the accounting for foreign currency in hyperinflationary economies, between the third and fourth quarters of 2018, but these revisions had no impact on our full-year 2018 audited financial statements. Where applicable, prior-period amounts throughout this management’s discussion and analysis have been adjusted to reflect the revised amounts.

See Note 1 to the consolidated interim financial statements for the three and nine months ended September 30, 2019 for further information.

Use of non-IFRS financial measures

We use non-IFRS measures as supplemental indicators of our operating performance and financial position as well as for internal planning purposes and our business outlook. We believe non-IFRS financial measures provide more insight into our performance. Non-IFRS measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

Our non-IFRS financial measures include:

●	Adjusted EBITDA and the related margin;
●	Adjusted EBITDA less capital expenditures and the related margin;
●	Adjusted earnings and adjusted earnings per share (EPS);
●	Net debt; and
●	Free cash flow.

We also report changes in our revenues, operating expenses, adjusted EBITDA and the related margin, and adjusted EPS before the impact of foreign currency or at “constant currency”. These measures remove the impacts from changes in foreign currency exchange rates to provide better comparability of our business trends from period to period. To provide greater insight into the revenue growth of our existing businesses on a constant currency basis, we report organic revenue growth (as defined below).

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to the “Liquidity and Capital Resources” section of this management’s discussion and analysis and Appendix B for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS measures.

Glossary of key terms

We use the following terms in this management’s discussion and analysis.

Term	Definition
bp	Basis points—one basis point is equal to 1/100th of 1%;“100bp” is equivalent to 1%
constant currency	A non-IFRS measure derived by applying the same foreign currency exchange rates to the financial results of the current and equivalent prior-year period
EPS	Earnings per share
F&R	Our former Financial & Risk business, now known as Refinitiv
F&R sale or F&R transaction	Our sale of a 55% interest in F&R to private equity funds managed by Blackstone, which closed on October 1, 2018
IFRS 16

IFRS 16, Leases, a new accounting standard adopted on January 1, 2019. Refer to note 1 of our consolidated interim financial statements for the three and nine months ended September 30, 2019 for additional information.

LSEG	London Stock Exchange Group plc
n/a	Not applicable
n/m	Not meaningful
organic or organically

Represent changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods. Additionally, it excludes the initial contract value of the 30-year Reuters News agreement signed on October 1, 2018, which was treated as an acquisition until October 1, 2019. See Appendix A to this management’s discussion and analysis (“Non-IFRS Financial Measures”).

Proposed LSEG/Refinitiv transaction	Our agreement with private equity funds affiliated with Blackstone to sell Refinitiv to LSEG.
Refinitiv	The name of our former F&R business as of the closing of the F&R transaction. We have owned 45% of Refinitiv since October 1, 2018.
$ and US$	U.S. dollars

Executive Summary

Our company

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters.

We derive most of our revenues from selling information and software solutions, primarily electronically and on a recurring subscription basis. Our solutions blend deep domain knowledge with software and automation tools. We believe our workflow solutions make our customers more productive, by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions as part of their workflows, which has led to strong customer retention. We believe that our customers trust us because of our history and dependability and our deep understanding of their businesses and industries, and they rely on our services for navigating a rapidly changing and increasingly complex digital world. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

We are organized in five reportable segments supported by a corporate center.

Third Quarter 2019 Revenues

Legal Professionals

Serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates Serves corporate customers, including the seven largest global accounting firms, with our full suite of offerings across legal, tax, regulatory and compliance functions.

Tax & Accounting Professionals

Serves tax, accounting and audit professionals in accounting firms (other than the seven largest firms, which are served by our Corporates segment) as well as governmental taxing authorities with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News Provides real-time, multi-media news and information services to newspapers, television and cable networks, radio stations and websites around the globe, as well as to Refinitiv.
Global Print Provides legal and tax information primarily in print format to customers around the world.

Our corporate center centrally manages commercial and technology operations, including those around our sales capabilities, digital customer experience and product and content development. Our corporate center also centrally manages functions such as finance, legal and human resources.

Seasonality

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. Additionally, the seasonality of our operating profit may be further impacted by the timing of our corporate costs, as we have been incurring significant costs to reposition our business following the sale of F&R. See the “Outlook” section of this management’s discussion and analysis for additional information about these costs.

Key Highlights

During the third quarter, we posted our second consecutive quarter of 4% organic growth, and we believe we are well positioned to achieve our full-year 2019 and 2020 guidance. Our artificial intelligence-powered legal solutions continue to be well received by our customers, and we are benefiting from more opportunities to provide our customers with information and software solutions, due in part to the new customer facing organizational structure that we implemented at the beginning of 2019. We are also experiencing greater price realization due to factors such as offering premium products and through annual price increases as we continuously enhance our solutions.

We have spent over half of the $2 billion investment fund that we set aside from the proceeds of the F&R transaction in 2018 on acquisitions. In October 2019, we acquired FC Business Intelligence, a global events specialist that delivers high-end conferences and exhibitions to businesses in diverse sectors. In July 2019, we acquired Confirmation, a provider of digital audit confirmation services to accounting firms, banks and law firms, and HighQ, a provider of collaboration tools to the legal and regulatory market segments. In November 2018, we acquired Integration Point, a provider of global trade management solutions to trade and compliance professionals. The Confirmation, HighQ and Integration Point acquisitions provide us with more cloud-based software businesses that we believe will provide additional opportunities to expand our positions, better serve our customers and supplement our organic growth. Initially, we expect these acquisitions to be dilutive to our adjusted EBITDA margin.

On August 1, 2019, we and private equity funds affiliated with Blackstone agreed to sell Refinitiv to London Stock Exchange Group plc (“LSEG”) for a total enterprise value of approximately $27 billion. The proposed transaction is anticipated to create a global financial markets infrastructure leader of the future. As a potential future shareholder of LSEG, we believe the transaction provides a balance for our company between the ability to benefit from additional long-term value creation and the ability to monetize our investment over time. The proposed transaction is subject to LSEG shareholder approval, regulatory clearances and other customary closing conditions and is expected to close in the second half of 2020. Please see the “Proposed LSEG/Refinitiv Transaction” section below for additional information.

Below are financial highlights of our third-quarter 2019 results, which are on a continuing operations basis, except where otherwise noted.

	Three months ended September 30,
			Change
(millions of U.S. dollars, except per share amounts and margins)	2019	2018	Total	Constant Currency
IFRS Financial Measures
Revenues	1,413	1,284	10%
Operating profit	262	173	51%
Diluted (loss) earnings per share (includes discontinued operations)	($0.09)	$0.39	n/m
Cash flow from operations (includes discontinued operations)	264	850	(68%)
Non-IFRS Financial Measures(1)
Revenues	1,413	1,284	10%	10%
Adjusted EBITDA	345	313	10%	9%
Adjusted EBITDA margin	24.4%	24.4%	-	(30)bp
Adjusted EPS	$0.27	$0.12	125%	108%
Free cash flow (includes discontinued operations)	126	599	(79%)

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Revenues increased 10% in total and in constant currency, primarily due to new revenues in Reuters News for providing news and editorial content to Refinitiv under a 30-year agreement signed in October 2018. Higher recurring revenues across our other customer segments also contributed to the increase. On an organic basis, revenues increased 4% for the second consecutive quarter, as 5% growth in recurring revenues more than offset declines in transactions and Global Print revenues.

Operating profit increased significantly due a benefit from the revaluation of warrants that we hold in Refinitiv related to the proposed transaction with LSEG. Adjusted EBITDA, which excludes that benefit among other items, increased 10% but the related margin was unchanged, as higher revenues were partly offset by higher expenses.

Diluted loss per share of $0.09 reflects our share of losses from our 45% equity interest in Refinitiv. Diluted earnings per share of $0.39 in the prior-year period included net earnings from the F&R business that was included in discontinued operations for the first nine months of 2018. Adjusted EPS, which excludes our share of results from equity method investments and discontinued operations, increased to $0.27 per share from $0.12 per share, primarily reflecting fewer common shares outstanding and lower interest expense.

Cash flow from operations decreased reflecting the loss of cash flows from our former F&R business, in which we sold a majority interest on October 1, 2018, as well as investments to reposition our company following the separation from F&R. The decrease in free cash flow reflected the same factors.

Outlook

We originally communicated our 2019 and 2020 full-year business outlook in February 2019. Based on our first-half 2019 performance, we raised our revenue growth and adjusted EBITDA outlooks on August 1, 2019. On October 31, 2019, we reaffirmed our updated business outlook. Please see the “Outlook” section of this management’s discussion and analysis for our updated 2019 and 2020 full-year business outlook. We have provided a full-year business outlook for two years because 2019 will be materially impacted by costs to separate our business from Refinitiv and reposition it for growth, while 2020 should represent the first year that our financial performance will reflect the benefits from our actions, without related material costs.

The information above in this section is forward-looking and should be read in conjunction with the section in this document entitled “Additional Information – Cautionary Note Concerning Factors That May Affect Future Results”.

Proposed LSEG/Refinitiv Transaction

On August 1, 2019, we and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG in an all share transaction for a total enterprise value of approximately $27 billion. Refinitiv is currently owned 55% by Blackstone and 45% by Thomson Reuters. We expect that the transaction will result in Blackstone and Thomson Reuters ultimately holding a combined 37% economic interest in LSEG (approximately 15% of which would be attributed to Thomson Reuters) and a combined voting interest in LSEG of less than 30%. Thomson Reuters’ interest in LSEG shares will be held in an entity jointly owned by Blackstone and Thomson Reuters (the “Blackstone/Thomson Reuters Entity”). Upon the closing of this transaction, Thomson Reuters is projected to indirectly own approximately 82.5 million LSEG shares, which would have a market value of approximately $7.5 billion based on LSEG’s closing share price on October 30, 2019. Our estimated ownership interest above reflects our expected acquisition of an additional interest in Refinitiv pursuant to a warrant agreement entered into with Blackstone, which will be exercised in connection with the transaction closing.

Although it is currently expected that LSEG will only issue shares as consideration for the transaction, LSEG may, at its option, settle up to $2.5 billion of the consideration in cash. Payment of any cash consideration will reduce the number of LSEG shares issued to the Blackstone/Thomson Reuters Entity.

We expect that the proposed transaction will be partly tax-deferred for Thomson Reuters, as we anticipate incurring most of the tax on the gain in the future when we sell LSEG shares that are no longer subject to a lock-up. When the transaction closes, however, we expect that a significant portion of the tax related to the gain will become payable by us. If that occurs, we could fund those taxes from an early release exception to the lock-up that will allow us to sell such number of LSEG shares as may be necessary to generate proceeds that are sufficient to pay the applicable taxes.

After the closing of the transaction, our free cash flow will benefit from any future dividends paid by LSEG to its shareholders. Once applicable post-closing lock-up periods expire, if we sell LSEG shares, we will generate cash which we would decide at the time how to best utilize.

For additional information about the proposed LSEG/Refinitiv transaction, please see the “Proposed LSEG/Refinitiv Transaction” section of our management’s discussion and analysis dated as of August 1, 2019 for the six months ended June 30, 2019, which section is incorporated herein by reference. Certain information in that section about the proposed transaction has been updated in this management’s discussion and analysis.

Results of Operations—Continuing Operations

Consolidated results

	Three months ended September 30,				Nine months ended September 30,

			Change				Change
(millions of U.S. dollars, except per share amounts and margins)	2019	2018	Total	Constant Currency	2019	2018	Total	Constant Currency
IFRS Financial Measures
Revenues	1,413	1,284	10%		4,323	3,974	9%
Operating profit	262	173	51%		983	645	52%
Diluted (loss) earnings per share from continuing operations	($0.14)	($0.06)	(133%)		$0.49	$0.38	29%
Non-IFRS Financial Measures(1)
Revenues	1,413	1,284	10%	10%	4,323	3,974	9%	10%
Adjusted EBITDA	345	313	10%	9%	1,097	1,091	1%	(1%)
Adjusted EBITDA margin	24.4%	24.4%	-	(30)bp	25.4%	27.4%	(200)bp	(270)bp
Adjusted EBITDA less capital expenditures	220	203	8%		732	671	9%
Adjusted EBITDA less capital expenditures margin	15.6%	15.8%	(20)bp		16.9%	16.9%	-
Adjusted EPS	$0.27	$0.12	125%	108%	$0.92	$0.57	61%	56%

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Revenues

	Three months ended September 30,					Nine months ended September 30,

			Change					Change

(millions of U.S. dollars)	2019	2018	Total	Constant Currency	Organic	2019	2018	Total	Constant Currency	Organic
Recurring revenues	1,118	976	15%	15%	5%	3,368	2,965	14%	15%	5%
Transactions revenues	128	137	(7%)	(8%)	(2%)	460	488	(6%)	(5%)	(1%)
Global Print revenues	168	171	(2%)	(2%)	(2%)	497	522	(5%)	(3%)	(3%)
Eliminations	(1)	-				(2)	(1)
Revenues	1,413	1,284	10%	10%	4%	4,323	3,974	9%	10%	4%

Revenues in both periods increased in total and in constant currency, primarily due to an approximately 6% contribution from new revenues in our Reuters News business for providing news and editorial content to Refinitiv under the 30-year agreement signed in October 2018. Higher recurring revenues across our other customer segments in both periods also contributed. Global Print and transactions revenues declined in both periods, with the latter reflecting the sales of several small businesses.

On an organic basis, revenues increased 4% in both periods, as 5% growth in recurring revenues, which comprise most of our business, more than offset declines in transactions and Global Print revenues. Our Legal Professionals, Corporates and Tax & Accounting Professionals segments, which collectively comprise approximately 80% of our revenues, grew 5% organically in both periods, driven by strong net sales, improved retention and higher price realization.

Foreign currency did not impact revenue growth for the third quarter, but negatively impacted revenue growth in the nine-month period primarily due to the strengthening of the U.S. dollar against the British pound sterling, Brazilian Real and Argentine Peso, compared to the prior-year period.

Operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

Operating profit increased in both periods primarily due to a significant benefit from the revaluation of warrants that we hold in Refinitiv, related to the proposed transaction with LSEG.

In each period, adjusted EBITDA, which excludes the benefit of the warrant revaluation among other items, increased as higher revenues offset an increase in expenses. The related margin was unchanged in the third quarter, but decreased in the nine-month period, which included higher costs and investments to reposition our company following the separation from F&R during the first six months of the year.

The adoption of IFRS 16 benefited adjusted EBITDA and the related margin by $11 million and 70bp and $30 million and 70bp in the third quarter and nine-month period in 2019, respectively.

Adjusted EBITDA less capital expenditures increased in the third quarter as higher adjusted EBITDA offset an increase in capital expenditures. In the nine-month period, adjusted EBITDA less capital expenditures increased primarily due to lower capital expenditures. The related margin declined slightly in the third quarter and was unchanged in the nine-month period.

Operating expenses

	Three months ended September 30,				Nine months ended September 30,

			Change				Change

(millions of U.S. dollars)	2019	2018	Total	Constant Currency	2019	2018	Total	Constant Currency

Operating expenses	1,059	966	10%	11%	3,220	2,882	12%	14%

Operating expenses in each period increased in total and in constant currency due to costs to provide editorial content to Refinitiv, as these costs had previously been allocated to the F&R business in the prior-year period, and costs associated with recently acquired businesses. Additionally, investments to reposition our company following our separation from F&R were significantly higher in the nine-month period compared to the prior-year period, while these costs declined slightly in the quarter. Investments to reposition our business include acceleration of digital strategies, replication of capabilities that we lost with the separation from F&R and severance. The adoption of IFRS 16 decreased operating expenses by $11 million and $30 million in the third quarter and nine-month period of 2019, respectively. Operating expenses benefited from a positive impact from foreign currency in each period reflecting the strengthening of the U.S. dollar.

Depreciation and amortization

	Three months ended September 30,			Nine months ended September 30,

(millions of U.S. dollars)	2019	2018	Change	2019	2018	Change
Depreciation	38	24	58%	110	83	32%
Amortization of computer software	117	96	22%	326	294	11%
Subtotal	155	120	29%	436	377	16%
Amortization of other identifiable intangible assets	28	26	9%	80	83	(3%)

●

Depreciation and amortization of computer software on a combined basis increased in both periods as the adoption of IFRS 16 and higher expense associated with newly acquired assets, including those associated with recently acquired businesses, more than offset the completion of depreciation and amortization for certain assets acquired in previous years. IFRS 16 increased depreciation expense by $10 million and $29 million in the third quarter and nine-month period of 2019, respectively.

●

Amortization of other identifiable intangible assets was higher in the third quarter due to expense associated with recent acquisitions. In the nine-month period, amortization of other identifiable intangible assets decreased as the completion of amortization for assets acquired in previous years more than offset the amortization from newly-acquired assets.

Other operating gains, net

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2019	2018	2019	2018
Other operating gains, net	91	1	396	13

The three and nine months ended September 30, 2019 included a $91 million and $366 million benefit, respectively, from the revaluation of warrants that we hold in Refinitiv related to the proposed transaction to sell Refinitiv to LSEG. Other operating gains, net, also included income related to a license that allows Refinitiv to use the “Reuters” mark to brand its products and services (see the “Related Party Transactions” section of this management’s discussion and analysis for additional information). The nine-month period of 2019 included net gains from the sale of several small businesses. The nine-month period of 2018 included a gain on the sale of a Canadian wholly-owned subsidiary to a company affiliated with Woodbridge, our principal shareholder.

Net interest expense

	Three months ended September 30,			Nine months ended September 30,

(millions of U.S. dollars)	2019	2018	Change	2019	2018	Change
Net interest expense	40	82	(51%)	112	241	(54%)

The decrease in net interest expense in both periods reflected significantly lower debt, as we used a portion of the proceeds from the F&R transaction in 2018 to repay $4 billion of debt. We also initially invested $2 billion of the proceeds, which contributed to higher interest income.

Other finance costs (income)

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2019	2018	2019	2018
Other finance costs (income)	3	11	32	(10)

Other finance costs (income) included gains or losses on the impact of fluctuations of foreign currency exchange rates on certain intercompany funding arrangements and gains related to changes in foreign exchange contracts.

Share of post-tax (losses) earnings in equity method investments

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2019	2018	2019	2018
Refinitiv (45% ownership interest)	(305)	-	(563)	-
Other equity method investments	1	1	8	5
Share of post-tax (losses) earnings in equity method investments	(304)	1	(555)	5

Our share of the post-tax loss from our 45% interest in Refinitiv reflects interest expense for Refinitiv’s debt, charges relating to the revaluation of preferred equity securities relating to the proposed transaction to sell Refinitiv to LSEG, and expenses to scale its business related to its annual cost savings target. Refinitiv achieved run-rate savings of $440 million as of the end of the third quarter, which is over two-thirds of its total annual cost savings run-rate target. Refinitiv believes it is on track to achieve its full annual cost savings run-rate target of $650 million by the end of 2020.

There is no comparative amount for the third quarter and nine-month period of 2018 as Refinitiv became an investment on October 1, 2018. We provide additional information about the performance of our investment in Refinitiv in Appendix C of this management’s discussion and analysis.

Tax (benefit) expense

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2019	2018	2019	2018

Tax (benefit) expense	(13)	128	35	152

The tax (benefit) expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax (benefit) expense for the full year.

The tax provision for the three and nine-month periods of 2019 includes a $58 million charge related to the enactment of foreign tax reform. The charge reflects our estimate of the deferred taxes required on temporary differences between the book and tax basis of certain assets, which we expect to reverse during periods that will be subject to the applicable new foreign tax rates. During the fourth quarter of 2019, we expect to recognize a significant increase in the tax basis of assets owned by a foreign subsidiary, which would generate a deferred tax benefit of approximately $1.5 billion that we would remove for our computation of adjusted earnings. In subsequent periods, the resulting deferred tax asset would be reversed through charges to deferred tax expense as the underlying assets are amortized.

The comparability of our tax expense was impacted by various transactions and accounting adjustments during each period. The following table sets forth certain components within income tax expense (benefit) that impact comparability from period to period, including the $58 million charge related to foreign tax reform described above and tax expense associated with items that are removed from adjusted earnings:

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2019	2018	2019	2018

Tax expense (benefit)

Tax items impacting comparability:

Net tax charges related to restructuring(1)	-	95	-	95

Corporate tax laws and rates(2)	60	19	60	5

Discrete changes to uncertain tax positions(3)	(21)	-	(21)	-

Deferred tax adjustments(4)	(17)	(2)	(32)	-

Subtotal	22	112	7	100

Tax related to:

Amortization of other identifiable intangible assets	(5)	(8)	(14)	(20)

Share of post-tax (losses) earnings in equity method investments	(80)	-	(147)	1

Other operating gains, net	27	-	104	-

Fair value adjustments	-	1	-	1

Subtotal	(58)	(7)	(57)	(18)

Total	(36)	105	(50)	82

(1)	Relates to the internal restructuring of certain retained businesses and investments as a consequence of the F&R transaction.
(2)

Relates to changes in deferred tax liabilities due to changes in U.S. and foreign tax law and rates, and changes to U.S. state deferred tax liabilities resulting from changes in apportionment factors and the F&R transaction.

(3)	Relates to the release of tax reserves that are no longer required due to the expiration of statute of limitations.
(4)	Relates primarily to requirements associated with disposals and acquisitions.

Because the items described above impact the comparability of our tax expense or benefit for each period, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. The computation of our adjusted tax expense is set forth below:

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2019	2018	2019	2018

Tax (benefit) expense	(13)	128	35	152

Remove: Items from above impacting comparability	36	(105)	50	(82)

Other adjustment:

Interim period effective tax rate normalization(1)	(7)	2	1	-

Total tax expense on adjusted earnings	16	25	86	70

(1)

Adjustment to reflect income taxes based on estimated full-year effective tax rate, including normalization of benefits from favorable developments relating to tax disputes. Earnings or losses for interim periods under IFRS generally reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

(Loss) earnings and diluted (loss) earnings from continuing operations

	Three months ended September 30,			Nine months ended September 30,

(millions of U.S. dollars, except per share amounts)	2019	2018	Change	2019	2018	Change

(Loss) earnings from continuing operations	(72)	(47)	(54%)	249	267	(7%)

Diluted (loss) earnings per share from continuing operations	($0.14)	($0.06)	(133%)	$0.49	$0.38	29%

Loss from continuing operations was higher in the third quarter as our share of losses from our 45% equity interest in Refinitiv more than offset higher operating profit and a decrease in interest and tax expense. In the nine-month period, earnings from continuing operations was slightly lower reflecting the same factors. Diluted EPS increased in the nine-month period due to a significant reduction in outstanding common shares due to share repurchases as well as the November 2018 share consolidation. The adoption of IFRS 16 did not have a material impact on earnings from continuing operations or the related per share amount.

Adjusted earnings and adjusted EPS

	Three months ended September 30,			Nine months ended September 30,

(millions of U.S. dollars, except per share amounts)	2019	2018	Change	2019	2018	Change

Adjusted earnings	134	85	60%	461	401	15%

Adjusted EPS	$0.27	$0.12	125%	$0.92	$0.57	61%

Adjusted earnings and adjusted EPS increased in both periods as lower interest expense more than offset higher depreciation and amortization of computer software. The third quarter also reflected higher adjusted EBITDA. Additionally, the increase in adjusted EPS in both periods reflected a significant reduction in common shares outstanding due to share repurchases as well as the November 2018 share consolidation.

Segment results

The following is a discussion of our five reportable segments and our Corporate costs for the three and nine months ended September 30, 2019. We assess revenue growth for each segment, as well as the businesses within each segment, in constant currency.

See Appendix A of this management’s discussion and analysis for additional information.

Legal Professionals

	Three months ended September 30,					Nine months ended September 30,

			Change					Change

(millions of U.S. dollars, except margins)	2019	2018	Total	Constant Currency	Organic	2019	2018	Total	Constant Currency	Organic
Recurring revenues	560	541	4%	4%	4%	1,665	1,613	3%	4%	4%
Transactions revenues	45	54	(18%)	(18%)	(6%)	137	160	(14%)	(13%)	(3%)
Revenues	605	595	2%	2%	3%	1,802	1,773	2%	3%	3%
Segment adjusted EBITDA	227	206	10%	9%		686	595	15%	15%
Segment adjusted EBITDA margin	37.4%	34.6%	280bp	240bp		38.1%	33.6%	450bp	400bp

Revenues in both periods increased 2% in total. In constant currency, revenues increased 2% and 3% in the third quarter and nine-month period, respectively, as growth in recurring revenues (93% of the Legal Professionals segment in the third quarter) was partly offset by declines in transactions revenues due to the sale of several small businesses.

On an organic basis, revenues grew 3% in both periods, driven by 4% growth in recurring revenues, which included a strong contribution from Westlaw Edge, the newest version of our legal research platform, and benefits from higher customer retention. Transactions revenues decreased 6% organically in the third quarter reflecting a sale in the third quarter of the prior-year period within the Government business that did not repeat. In the nine-month period, transactions revenues declined 3% organically.

Revenues from law firms, which include large global law firms and represent just over two-thirds of the segment’s revenues, increased 2% in both periods. Revenues from our Global business, representing smaller law firms outside the U.S., were essentially unchanged in the third quarter as the sale of several small transactions businesses in Canada continued to negatively impact revenue growth. Global revenues increased 3% in the nine-month period. U.S. government revenues grew 5% and 6% in the third quarter and nine-month period, respectively.

Third Quarter 2019 Revenues by type of customer

Segment adjusted EBITDA and the related margin increased in both periods due to higher revenues and lower expenses resulting from efficiency actions in 2018. Foreign currency benefited segment adjusted EBITDA margin by 40bp and 50bp in the third quarter and nine-month period, respectively, compared to the prior-year periods. We expect Legal Professionals full-year 2019 segment adjusted EBITDA margin will be higher than the 2018 margin of 34.4%.

Corporates

	Three months ended September 30,					Nine months ended September 30,

			Change					Change

(millions of U.S. dollars, except margins)	2019	2018	Total	Constant Currency	Organic	2019	2018	Total	Constant Currency	Organic
Recurring revenues	275	247	11%	12%	8%	813	734	11%	12%	9%
Transactions revenues	45	51	(11%)	(11%)	(3%)	177	189	(6%)	(5%)	(3%)
Revenues	320	298	7%	8%	6%	990	923	7%	8%	6%
Segment adjusted EBITDA	110	105	4%	6%		330	311	6%	6%
Segment adjusted EBITDA margin	34.3%	35.4%	(110)bp	(50)bp		33.4%	33.7%	(30)bp	(60)bp

In both periods, revenues increased 7% and 8% in total and in constant currency, respectively, as growth in recurring revenues (86% of the Corporates segment in the third quarter) more than offset declines in transactions revenues, which reflected lower revenues due to the sale of our Pangea 3/Legal Managed Services (LMS) business in May 2019. The acquisitions of Integration Point, acquired in November 2018, as well as Confirmation and HighQ, both acquired in July 2019, contributed to revenue growth in each period.

On an organic basis, total revenues increased 6% in both periods reflecting organic recurring revenue growth of 8% and 9% in the third quarter and nine-month period, respectively, and an organic decline in transactions revenues of 3% in both periods.

Revenues from our large corporate and medium-sized corporate customers grew 8% and 5%, respectively, in the third quarter, and 9% and 6%, respectively, in the nine-month period. Revenues from large corporate customers benefited from a contribution from acquisitions. The global business increased 13% and 9% in the third quarter and nine-month period, respectively, driven by its Asia business.

Third Quarter 2019 Revenues by type of customer

Segment adjusted EBITDA increased in both periods as higher revenues more than offset higher expenses. Segment adjusted EBITDA margin declined in both periods due to the dilutive impact of acquisitions. Foreign currency negatively impacted the year-over-year change in segment adjusted EBITDA margin by 60bp in the third quarter and benefited the year-over-year change in segment adjusted EBITDA margin by 30bp in the nine-month period. Despite the dilutive impact of acquisitions, we expect Corporates full-year segment adjusted EBITDA margin to be roughly in line with the 2018 margin of 31.9%.

Tax & Accounting Professionals

	Three months ended September 30,					Nine months ended September 30,

			Change					Change

(millions of U.S. dollars, except margins)	2019	2018	Total	Constant Currency	Organic	2019	2018	Total	Constant Currency	Organic
Recurring revenues	140	129	9%	8%	8%	460	434	6%	8%	8%
Transactions revenues	26	20	26%	22%	7%	110	108	2%	3%	-
Revenues	166	149	11%	10%	8%	570	542	5%	7%	6%
Segment adjusted EBITDA	35	32	9%	(2%)		188	153	23%	22%
Segment adjusted EBITDA margin	21.1%	21.4%	(30)bp	(240)bp		33.0%	28.3%	470bp	410bp

Revenues increased 11% and 5% in total, and 10% and 7% in constant currency in the third quarter and the nine-month period, respectively, driven by growth in both recurring revenues (84% of the Tax & Accounting Professionals segment in the third quarter) and transactions revenues. The acquisition of Confirmation contributed to growth in transactions revenues in both periods.

On an organic basis, revenues grew 8% in the third quarter and 6% in the nine-month period. Recurring revenues grew 8% organically in both periods and included strong growth in Latin America. Transactions revenues grew 7% organically in the third quarter driven by the government business. Transactions revenues were essentially unchanged on an organic basis in the nine-month period, compared to the prior year.

Revenues from small-mid-large accounting firms in the U.S. increased 7% and 5% in the third quarter and nine-month period, respectively. Revenues in the global business increased 23% and 22% in the third quarter and nine-month period, respectively, driven by the Latin America business. Revenues from Government customers, the smallest component of the Tax & Accounting Professionals segment, increased 8% in the third quarter and declined 2% in the nine-month period.

Third Quarter 2019 Revenues by type of customer

In the third quarter, segment adjusted EBITDA increased due to foreign currency. On a constant currency basis, segment adjusted EBITDA and the related margin decreased in the third quarter due to the dilutive impact of the Confirmation acquisition. In the nine-month period, segment adjusted EBITDA and the related margin increased as higher revenues and expense savings from efficiency actions in 2018 more than offset the dilutive impact of the Confirmation acquisition. Foreign currency benefited segment adjusted EBITDA margin by 210bp and 60bp in the third quarter and nine-month period, respectively, compared to the prior-year periods. Despite the dilutive impact of the Confirmation acquisition, we expect Tax & Accounting Professionals’ full-year margin will be higher than the 2018 margin of 34.4%.

Tax & Accounting Professionals is a more seasonal business relative to our other businesses, with a higher percentage of its segment adjusted EBITDA historically generated in the fourth quarter and to a slightly lesser extent, the first quarter, due to the release of certain tax products. Small movements in the timing of revenues and expenses can impact quarterly margins.

Reuters News

	Three months ended September 30,					Nine months ended September 30,

			Change					Change

(millions of U.S. dollars, except margins)	2019	2018	Total	Constant Currency	Organic	2019	2018	Total	Constant Currency	Organic
Recurring revenues	143	59	143%	146%	3%	430	184	134%	138%	2%
Transactions revenues	12	12	2%	(5%)	(5%)	36	31	16%	16%	16%
Revenues	155	71	120%	121%	3%	466	215	117%	120%	3%
Segment adjusted EBITDA	5	5	(14%)	(97%)		31	21	45%	10%
Segment adjusted EBITDA margin	3.2%	8.2%	(500)bp	(670)bp		6.7%	10.0%	(330)bp	(480)bp

Revenues in both periods significantly increased in total and in constant currency due to new revenues from providing news and editorial content to Refinitiv under a 30-year agreement signed in October 2018. Organic revenues increased 3% in both periods primarily due to a price increase above the minimum value of the agreement with Refinitiv, as well as higher Agency revenues.

Under the arrangement with Refinitiv, Reuters News will recognize revenue of at least $325 million per year under a 30-year agreement signed in October 2018. As the revenue is expected to be largely offset by associated expenses within the Reuters News segment, there is no corresponding increase to adjusted EBITDA. Prior to the closing of the F&R transaction, the costs to produce this content were allocated to the F&R business and therefore were included as part of discontinued operations, rather than as a component of Reuters News’ adjusted EBITDA. Reuters News now reports these costs as part of its adjusted EBITDA.

Segment adjusted EBITDA was unchanged in the third quarter as a benefit from foreign currency essentially offset the impact of higher costs and investments, which we expect to continue for the remainder of the year. In the nine-month period, segment adjusted EBITDA increased due to the benefit of foreign currency and favorable timing of expenses. Segment adjusted EBITDA margin decreased in both periods partially reflecting the dilutive impact of the Refinitiv agreement. Foreign currency benefited segment adjusted EBITDA margin by 170bp and 150bp in the third quarter and nine-month period, respectively, compared to the prior-year periods.

In October 2019, we acquired FC Business Intelligence, a global business-to-business events specialist, that we plan to rebrand as Reuters Events (refer to the “Subsequent Events” section of this management’s discussion and analysis for additional information). In 2020, we expect revenues for this business to be about $40 million, reflecting revenue growth in the mid-teens.

Global Print

	Three months ended September 30,					Nine months ended September 30,

			Change					Change

(millions of U.S. dollars, except margins)	2019	2018	Total	Constant Currency	Organic	2019	2018	Total	Constant Currency	Organic
Revenues	168	171	(2%)	(2%)	(2%)	497	522	(5%)	(3%)	(3%)
Segment adjusted EBITDA	71	76	(5%)	(4%)		218	233	(6%)	(5%)
Segment adjusted EBITDA margin	42.5%	44.2%	(170)bp	(110)bp		43.8%	44.6%	(80)bp	(110)bp

Revenues decreased 2% and 5% in total in the third quarter and the nine-month period, respectively. On a constant currency basis, revenues decreased 2% in the third quarter and 3% in the nine-month period, all of which was organic. For the full year, we expect Global Print revenues to decline between 4% and 5%.

Segment adjusted EBITDA and the related margin decreased in both periods due to lower revenues. However, segment adjusted EBITDA margin was over 40% in both periods of 2019, as the segment continued to closely manage its costs. Foreign currency negatively impacted segment adjusted EBITDA margin by 60bp in the third quarter and benefited segment adjusted EBITDA margin by 30bp in the nine-month period, compared to the prior-year periods.

Corporate costs

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2019	2018	2019	2018
Corporate costs	103	111	356	222

Corporate costs decreased in the third quarter, but increased in the nine-month period, with both periods including significant investments to reposition our business following the separation of F&R from the rest of our company. Our investments, which included the acceleration of digital strategies, replication of capabilities that we lost with the separation from Refinitiv as well as severance, were lower in the third quarter, but higher in the nine-month period compared to the prior-year periods.

Results of Discontinued Operations

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2019	2018	2019	2018
Earnings (loss) from discontinued operations, net of tax	28	349	(9)	381

The three and nine months ended September 30, 2019 included residual income and expense items related to liabilities associated with businesses that were previously classified as discontinued operations, including F&R. In the nine-month period of 2018, F&R’s earnings were mostly offset by an $850 million deferred tax charge associated with the sale of F&R.

Liquidity and Capital Resources

We have a disciplined capital strategy that is aligned with our business strategy. We are focused on having the investment capacity to drive revenue growth, both organically and through acquisitions, while also maintaining our long-term financial leverage and credit ratings and continuing to provide returns to shareholders.

Our principal sources of liquidity are cash on hand, cash provided by our operations, our commercial paper program and credit facility. From time to time, we also issue debt securities. Our principal uses of cash are for debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions. We believe that our existing sources of liquidity will be sufficient to fund our expected cash requirements in the normal course of business for the next 12 months.

We believe that our ability to consistently generate significant free cash flow demonstrates the resiliency and stability of our business model. Additionally, we believe that our operational efforts to drive revenue and margin growth will continue to result in strong free cash flow generation. However, in 2019, our free cash flow is being materially impacted by costs to complete the separation of our business from Refinitiv and to reposition our company for growth. We expect that our financial performance in 2020 will reflect the benefits from our actions, without related material costs. See the “Outlook” section of this management’s discussion and analysis for additional information.

In 2018, we set aside $2 billion from the proceeds of the F&R transaction as an investment fund, of which we have spent over half on acquisitions. These businesses strengthen our legal, tax and accounting and corporates businesses with cloud-based software businesses that we believe will provide opportunities to expand our positions, better serve our customers and supplement our organic growth.

The information above in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information—Cautionary Note Concerning Factors That May Affect Future Results”.

Cash flow

Summary of consolidated statement of cash flow

	Three months ended September 30,			Nine months ended September 30,

(millions of U.S. dollars)	2019	2018	$ Change	2019	2018	$ Change
Net cash provided by operating activities	264	850	(586)	347	2,072	(1,725)
Net cash used in investing activities	(937)	(245)	(692)	(1,090)	(784)	(306)
Net cash used in financing activities	(284)	(861)	577	(811)	(1,169)	358
(Decrease) increase in cash and bank overdrafts	(957)	(256)	(701)	(1,554)	119	(1,673)
Translation adjustments	(4)	(9)	5	(2)	(21)	19
Cash and bank overdrafts at beginning of period	2,108	1,231	877	2,703	868	1,835
Cash and bank overdrafts at end of period	1,147	966	181	1,147	966	181
Non-IFRS Financial Measure(1)
Free cash flow (includes discontinued operations)	126	599	(473)	(50)	1,274	(1,324)

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measure.

Operating activities. Net cash from operating activities decreased in both periods primarily due to the loss of cash flows from our former F&R business, in which we sold a majority stake on October 1, 2018, investments to reposition Thomson Reuters following the separation of F&R from our company, and higher tax payments. The nine-month period of 2019 also included a $167 million pension contribution.

Investing activities. Net cash used in investing activities increased in both periods primarily due to acquisition spending of $816 million that included Confirmation and HighQ. Capital expenditures were $125 million in the third quarter of 2019 compared to $110 million in the prior-year period. In the nine-month period of 2019, capital expenditures were $365 million compared to $420 million in the prior-year period. The nine-month period of 2019 also included higher proceeds from the sales of several small businesses. The third quarter of 2018 included $110 million ($356 million—nine-month period) of capital expenditures and other investing activities related to F&R that were included in discontinued operations.

Financing activities. Net cash used in financing activities decreased in both periods as the third quarter of 2018 included net repayments of debt of $483 million, and both periods of 2019 included lower share repurchases and lower dividends on common shares due to previous reductions in the number of outstanding common shares. We returned $273 million (2018—$361 million) and $812 million (2018—$1,195 million) to our common shareholders through dividends and share repurchases in the third quarter and nine-month period of 2019, respectively. Refer to the “Share Repurchases” section below for additional information regarding our share repurchase program.

Cash and bank overdrafts. The reduction in cash in both periods was driven by spending on acquisitions from the funds that we set aside from the proceeds of the F&R transaction.

Free cash flow. Free cash flow decreased in both periods primarily due to lower cash from operating activities, which was partly offset by lower capital expenditures.

Additional information about our debt, dividends and share repurchases is as follows:

●	Commercial paper program. Our $2.0 billion commercial paper program provides cost-effective and flexible short-term funding. There were no commercial paper borrowings in the nine-month period of 2019.

●

Credit facility. We have a $2.4 billion credit facility agreement which matures in November 2021 and may be used to provide liquidity for general corporate purposes (including support for our commercial paper program). There were no outstanding borrowings at September 30, 2019. Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 110 basis points. We have the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $3.0 billion. We are considering a reduction in the level of this commitment given our company’s smaller size following the F&R transaction.

If our debt rating is downgraded by Moody’s or Standard & Poor’s, our facility fees and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fee and borrowing costs. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at September 30, 2019.

●

Debt shelf prospectus. We have a debt shelf prospectus under which we may issue up to $3.0 billion principal amount of debt securities from time to time through August 2020. We have not issued any debt securities under the prospectus.

●

Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in higher borrowing rates.

The following table sets forth the credit ratings from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa2	BBB	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F2
Trend/Outlook	Negative Outlook	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor.

●

Dividends. Dividends on our common shares are declared in U.S. dollars. In February 2019, we announced a $0.04 per share increase in the annualized dividend to $1.44 per common share (beginning with the common share dividend that we paid in March 2019). We are now targeting a dividend payout ratio of 50% to 60% of our free cash flow, up from a target range of 40% to 50%. In our consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the Toronto Stock Exchange (TSX) during the five trading days immediately preceding the record date for the dividend.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars, except per share amounts)	2019	2018	2019	2018
Dividends declared per share	$0.360	$0.345	$1.080	$1.035
Dividends declared	180	242	541	732
Dividends reinvested	(5)	(10)	(17)	(25)
Dividends paid	175	232	524	707

●

Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. Our share repurchases are typically effected under a normal course issuer bid (NCIB). In August 2019, we renewed our NCIB for an additional 12 months. Under the renewed NCIB, we may repurchase up to 25 million common shares between August 19, 2019 and August 18, 2020 in open market transactions on the TSX, the New York Stock Exchange (NYSE) and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if we receive an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. The price that our company will pay for shares in open market transactions under the NCIB will be the market price at the time of purchase or such other price as may be permitted by TSX.

In February 2019, we announced plans to repurchase up to an additional $250 million of our common shares in 2019 and completed this program in the third quarter of 2019. In the nine months ended September 30, 2019, we repurchased $288 million of our common shares, of which $38 million of common shares were repurchased using part of the remaining proceeds of the F&R transaction.

Details of share repurchases are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2019	2018	2019	2018
Share repurchases (millions of U.S. dollars)	98	129	288	488
Shares repurchased (number in millions)	1.5	3.1	5.0	12.2
Share repurchases - average price per share in U.S. dollars	$68.34	$41.13	$58.11	$39.95

In October 2019, we announced plans to commence a new buyback program which will allow us to repurchase up to an additional $200 million of our common shares later this year and up to an additional $200 million of our common shares in 2020 (refer to the “Subsequent Events” section of this management’s discussion and analysis for additional information).

Decisions regarding any future repurchases will depend on factors such as market conditions, share price, and other opportunities to invest capital for growth. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Financial position

Our total assets were $16.0 billion at September 30, 2019, a decrease of $1.0 billion from December 31, 2018. The decrease was primarily due to a lower cash balance (refer to the “Cash flow” section above for additional information).

At September 30, 2019, the carrying amounts of our total current assets exceeded the carrying amounts of our total current liabilities by $0.9 billion, largely because of our cash balance that includes the remaining portion of the proceeds from the F&R transaction. Normally, our current liabilities exceed our current assets because current liabilities include a significant amount of deferred revenue, which arises from the sale of subscription-based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products, and therefore when we are in that situation, we do not believe it is indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net debt(1)

	September 30,	December 31,

(millions of U.S. dollars)	2019	2018
Current indebtedness	-	3
Long-term indebtedness	3,229	3,213
Total debt	3,229	3,216
Swaps	71	76
Total debt after swaps	3,300	3,292
Remove fair value adjustments for hedges(2)	(3)	4
Total debt after currency hedging arrangements	3,297	3,296
Remove transaction costs and discounts included in the carrying value of debt	37	40
Add: Lease liabilities (current and non-current)(3)	275	-
Less: cash and cash equivalents(4)	(1,147)	(2,706)
Net debt	2,462	630

(1)	Net debt is a non-IFRS financial measure, which we define in Appendix A of this management’s discussion and analysis.

(2)	Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

(3)	In 2019, we revised our definition of net debt to include lease liabilities recorded in connection with the adoption of IFRS 16 on January 1, 2019.

(4)

Includes cash and cash equivalents of $36 million and $24 million at September 30, 2019 and December 31, 2018, respectively, held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

At September 30, 2019, our total debt position (after swaps) was $3.3 billion. The maturity dates for our term debt are well balanced with no significant concentration in any one year. At September 30, 2019, the average maturity of our term debt was approximately 11 years at an average interest rate (after swaps) of less than 5%, all of which is fixed. Our leverage ratio of net debt to adjusted EBITDA remains well below our target leverage ratio of 2.5:1. The increase in our net debt is primarily due to a decrease in our cash and cash equivalents (refer to the “Cash flow” section above for additional information).

Off-balance sheet arrangements, commitments and contractual obligations

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2018 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations during the nine months ended September 30, 2019.

Contingencies

Lawsuits and legal claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

For additional information, please see the “Risk Factors” section of our 2018 annual report, which contains further information on risks related to tax matters.

Outlook

The information in this section is forward-looking and should be read in conjunction with the part of the “Additional Information” section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

Priorities

Our customer segments reflect the key areas where we believe we can create meaningful value for our customers. Our Legal Professionals, Corporates and Tax & Accounting Professionals segments comprised about 80% of our 2018 revenues and collectively grew 4% organically. We plan to focus our investments in these segments, including expanding our platform approach for our various products and services, and increasingly using artificial intelligence, analytics and the cloud to increase leverage, efficiency, speed and scale for our company and our customers.

To reposition our business for growth, we are focusing on five key priorities in 2019:

●	Deliver higher revenue growth by acquiring new customers, using better analytics, increasing cross-selling and upselling and by improving retention.
●	Create a more customer-focused operating model to better inform how we design our offerings and go to market.
●	Serve customers through digital channels, which we expect will enhance the end-to-end experience as well as improve sales efficiency and retention.
●	Simplify our company, including sunsetting or divesting non-strategic products.
●	Invest in our people by creating a flatter and more productive organization by reducing more management layers, allowing our employees to be more agile in serving our customers.

Updated Financial Outlook

We originally communicated our 2019 and 2020 full-year business outlook in February 2019. Based on our first-half 2019 performance, we raised our outlook for revenue growth and adjusted EBITDA on August 1, 2019. On October 31, 2019, we reaffirmed our updated 2019 and 2020 full-year business outlook. The outlook for 2019 and 2020:

●	Assumes constant currency rates relative to 2018; and
●	Excludes the impact of any future acquisitions or dispositions that may occur in 2019 or 2020.

We believe this type of guidance provides useful insight into the performance of our businesses.

Additionally, stranded costs are now expected to be fully eliminated in 2019. As such, our updated 2020 outlook includes no stranded costs and we now expect corporate costs to range between $140 million and $150 million. We have provided a full-year outlook for two years because 2019 will be materially impacted by costs to complete the separation of our business from Refinitiv and reposition our company for growth, while 2020 should represent the first year that our financial performance will reflect the benefits from our actions, without related material costs.

The table below reflects our outlook, as updated on August 1, 2019.

	2019 Outlook	2020 Outlook
Before currency and excluding the impact of future acquisitions/dispositions
Revenue Growth	7% - 8.5% 3.5% - 4.0% Organic(1)	4.0% - 4.5% Organic
Adjusted EBITDA	$1.45 billion - $1.5 billion	n/a
Adjusted EBITDA margin	n/a	Approximately 31%
Total Corporate costs	Approximately $570 million	$140 million - $150 million
Core Corporate costs	Approximately $140 million	$140 million - $150 million
Stranded costs	Approximately $100 million	-
One-Time costs	Approximately $330 million	-
Free cash flow	$0 - $300 million	$1.0 billion - $1.2 billion
Capital expenditures, as a percentage of revenues	Approximately 9%	7.5% - 8.0%
Depreciation and amortization of computer software	$600 million - $625 million	To be determined
Interest expense	$150 million - $175 million	To be determined
Effective tax rate on adjusted earnings	16% - 19%	Approximately 20%

(1)

For purposes of the organic growth calculation, the initial contract value of the company’s 30-year agreement with Refinitiv that was signed on October 1, 2018 is treated as an acquisition until October 1, 2019.

Total Corporate costs include our core corporate costs, as well as the following:

●

Stranded costs, which we define as costs that will not be eliminated with the sale of the 55% interest in F&R, as well as costs due to dis-synergies from losing certain benefits of scale from the transaction; and

●

Costs and investments to reposition the ongoing Thomson Reuters business following the separation of F&R from the rest of the company, of which a portion is expected to be capital expenditures that will not impact adjusted EBITDA.

The outlook above includes the impact of IFRS 16, which is effective in 2019. IFRS 16 is expected to increase both adjusted EBITDA and depreciation and amortization of computer software by approximately $40 million in 2019 and approximately $50 million in 2020. The new accounting standard has no impact on free cash flow.

The following table summarizes material assumptions and material risks that we believe could cause actual performance to differ from our expectations as set forth in our 2019 and 2020 full-year outlook.

Revenues
Material assumptions	Material risks

●     Gross domestic product (GDP) growth in the United States (77% of 2018 revenues) and secondarily, in other countries where we operate

●     Continued increase in the demand and need for high quality information and tools that help automate or manage workflow solutions and drive productivity and efficiency

●     Continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory and geopolitical and commercial changes, developments and environments

●    Continued increase in customers seeking software-as-a-service or other cloud-based offerings

●     Expected growth in our recurring and transaction revenues which exceed the anticipated declines in our Global Print business

●     Acquisition of new customers by enhancing our digital platforms and propositions and through other sales initiatives

●     Improvement in customer retention through commercial simplification efforts and customer service improvements

●     Continued ability to combine information, technology and human expertise in offerings that meet evolving customer demands and needs

●     Global economic uncertainty due to factors including continued regulatory reform around the world and changes in the political environment may limit business opportunities for our customers, lowering their demand for our products and services

●    Demand for our products and services could be reduced by changes in customer buying patterns, or our inability to execute on key product or customer support initiatives

●    Pressure on certain customers may constrain the number of professionals employed

●     Competitive pricing actions and product innovation could impact our revenues

●     Our sales and products initiatives may be insufficient to retain customers or generate new sales

Adjusted EBITDA and Adjusted EBITDA margin
Material assumptions	Material risks

●     Our ability to achieve revenue growth targets

●    Business mix continues to shift to higher-growth product offerings

●    Continued investment in growth markets, customer service, product development and digital capabilities

●    Our ability to fully eliminate stranded costs related to the F&R transaction by the end of 2019.

●    Successful execution of a number of efficiency initiatives that are expected to generate cost savings, such as reducing headcount, office locations and the number of products offered by our company and the leveraging of fewer, shared technology platforms

●     Same as the risks above related to the revenue outlook

●     The costs of required investments exceed expectations or actual returns are below expectations

●     Acquisition and disposal activity may dilute adjusted EBITDA margin

●     The costs that we incur to reposition our business following the separation of F&R from the rest of the company may be higher than current expectations

●     Our cost base reductions may be lower than current expectations

Free Cash Flow
Material assumptions	Material risks

●     Our ability to achieve our revenue, adjusted EBITDA and adjusted EBITDA margin targets

●     Capital expenditures expected to be approximately 9% of revenues in 2019 and between 7.5% and 8.0% of revenues in 2020

●    Same as the risks above related to the revenue, adjusted EBITDA and adjusted EBITDA margin outlook

●    A weaker macroeconomic environment could negatively impact working capital performance

●     Capital expenditures may be higher than currently expected resulting in higher cash outflows

●     The timing and amount of tax payments to governments may differ from our expectations

Effective tax rate on adjusted earnings
Material assumptions	Material risks

●    Our ability to achieve our adjusted EBITDA target

●    The mix of taxing jurisdictions where we recognized pre-tax profit or losses in 2018 does not significantly change

●    No unexpected changes in tax laws and treaties within the jurisdictions where we operate

●     Depreciation and amortization of computer software between $600 and $625 million in 2019

●     Interest expense between $150 and $175 million in 2019

●    Same as the risks above related to adjusted EBITDA

●    A material change in the geographical mix of our pre-tax profits and losses

●    A material change in current tax laws or treaties to which we are subject, and did not expect

●    Depreciation and amortization of computer software as well as interest expense may be significantly higher or lower than expected

Our Outlook contains various non-IFRS financial measures. We believe that providing reconciliations of forward-looking non-IFRS financial measures in our Outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for Outlook purposes only, we are unable to reconcile these non-IFRS measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the 2019 through 2020 impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, we cannot reasonably predict the occurrence or amount of other operating gains and losses, which include fair value adjustments relating to the warrants we hold in Refinitiv as well as gains or losses that generally arise from business transactions we do not currently anticipate.

Related Party Transactions

As of October 30, 2019, our principal shareholder, Woodbridge, beneficially owned approximately 66% of our shares.

Transactions with Refinitiv

As part of our sale of a 55% interest in our F&R business, Reuters News and Refinitiv entered into an agreement which has a term of 30 years from October 1, 2018, pursuant to which Reuters News will supply news and editorial content to the Refinitiv partnership for a minimum of $325 million per year. For the nine months ended September 30, 2019, we recorded $252 million of revenues under this agreement. For the duration of the agreement, Refinitiv may also license the “Reuters” mark to brand its products and services, subject to certain contractual restrictions. For the nine months ended September 30, 2019, we recorded $18 million of income in “Other operating gains, net” within the consolidated income statement under this license.

To facilitate the separation, our company and Refinitiv agreed to provide certain operational services to each other, including technology and administrative services, for a specified multi-year period. Additionally, our company and Refinitiv extended property leases to each other. For the nine months ended September 30, 2019, we recorded the following amounts as expense or contra-expense, as applicable, related to these transactions:

	Nine months ended September 30,

(millions of U.S. dollars)	Provided by Thomson Reuters to Refinitiv Contra-expense	Provided by Refinitiv to Thomson Reuters (Expense)
Transitional services	23	(45)
Properties leased	29	(27)

At September 30, 2019, the consolidated statement of financial position included a receivable from Refinitiv of $210 million and a payable to Refinitiv of $100 million.

Except for the above transactions, there were no other significant related party transactions during the nine months ended September 30, 2019. Refer to the “Related Party Transactions” section of our 2018 annual management’s discussion and analysis, which is contained in our 2018 annual report, as well as note 31 of our 2018 annual consolidated financial statements for information regarding related party transactions.

Subsequent Events

FC Business Intelligence Acquisition

In October 2019, we acquired FC Business Intelligence, a global business-to-business events specialist, that delivers high-end conferences and exhibitions to diverse sectors including energy, insurance, pharmaceuticals, transportation, travel, strategy and technology. The business will be rebranded Reuters Events and will be operated as part of the Reuters News segment.

Share Repurchases

In October 2019, we announced plans to commence a new buyback program which will allow us to repurchase up to an additional $200 million of our common shares later this year and up to an additional $200 million of our common shares in 2020. The completion of this program will depend on factors such as market conditions, share price and other opportunities to invest capital for growth.

Changes in Accounting Policies

Please refer to the “Changes in Accounting Policies” section of our 2018 annual management’s discussion and analysis, which is contained in our 2018 annual report, as well as note 1 of our consolidated interim financial statements for the three and nine months ended September 30, 2019, for information regarding changes in accounting policies, including our adoption of IFRS 16, Leases, on January 1, 2019.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2018 annual management’s discussion and analysis, which is contained in our 2018 annual report, for additional information. Since the date of our 2018 annual management’s discussion and analysis, there have not been any significant changes to our critical accounting estimates and judgments.

Additional Information

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We are engaged in a long-term efficiency initiative which impacts our financial reporting. We are enhancing our order-to-cash (OTC) applications and related workflow processes in phases over multiple years. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline and automate processes across our organization through this initiative.

As we are implementing this initiative in phases over an extended period, the nature and extent of activity will vary by quarter. The initiative could result in material changes to our internal control over financial reporting depending on the nature and volume of work completed, as we will continue to modify the design and documentation of the related internal control processes and procedures, as necessary.

Following the separation of the F&R business from our company in October 2018, a significant number of employees who performed accounting and reporting functions were transferred to Refinitiv. Transition services agreements have been in place between Thomson Reuters and Refinitiv since the companies separated. While a number of key controls continue to be performed under the transition services agreements, there were no material changes in key controls over our financial reporting processes.

Except as described above, there was no change in our internal control over financial reporting during the last fiscal quarter of 2019 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share capital

As of October 30, 2019, we had outstanding 499,958,200 common shares, 6,000,000 Series II preference shares, 5,508,398 stock options and a total of 3,369,889 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public securities filings and regulatory announcements

You may access other information about our company, including our 2018 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

Cautionary note concerning factors that may affect future results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, the 2019 and 2020 business outlook, the number of LSEG shares that the company is projected to indirectly own upon closing of the proposed LSEG/Refinitiv transaction, the parties’ expectation that LSEG will only issue shares as consideration for the proposed LSEG/Refinitiv transaction, the company’s current expectations regarding the timing for closing of the proposed LSEG/Refinitiv transaction, the parties’ expectations for a combined business and the company’s expectations regarding the potential tax consequences of the proposed LSEG/Refinitiv transaction, as well as statements regarding the company’s intention to target a dividend payout ratio of between 50% to 60% of its free cash flow, the fourth-quarter 2019 expected tax benefit resulting from an expected increase in the tax basis of assets owned by a foreign subsidiary, the company’s consideration of a reduction to the aggregate amount of commitment under its credit facility agreement, statements regarding the future growth and profitability of our customer segments, the financial impact of recently acquired businesses, and Refinitiv’s cost savings target. The words “expect”, “believe”, “target” and “will” and similar expressions identify forward-looking statements. While we believe that we have a reasonable basis for making forward-looking statements in this management’s discussion and analysis, they are not a guarantee of future performance or outcomes and there is no assurance that the proposed LSEG/Refinitiv transaction will be completed or that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of our 2018 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize.

Our company’s 2019 and 2020 business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances.

Our company has provided a business outlook for the purpose of presenting information about current expectations for 2019 and 2020. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this management’s discussion and analysis.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Appendix A

Non-IFRS Financial Measures

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position. Additionally, we use non-IFRS measures as performance metrics as the basis for management incentive programs. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies. Except for free cash flow, all our non-IFRS measures exclude the results of the F&R business, which was reported as a discontinued operation through October 1, 2018, the closing date of the sale, and as an equity investment in Refinitiv from October 1, 2018.

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in Appendix B and the “Liquidity and Capital Resources” section of our management’s discussion and analysis. Following the adoption of IFRS 16, we updated our definition of net debt to include lease liabilities. We also updated our definition of free cash flow such that it continues to include lease payments that are now classified within financing activities. As a result, there is no change to the amount of our free cash flow, despite the change in balance sheet recognition for leases.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation

Segment adjusted EBITDA, consolidated adjusted EBITDA and the related margins

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, our share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items.

Consolidated adjusted EBITDA is comprised of segment adjusted EBITDA from each reportable segment and Corporate costs.

The related margins are expressed as a percentage of revenues.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used to assess our ability to incur and service debt.

(Loss) earnings from continuing operations

Adjusted EBITDA less capital expenditures and the related margin
Adjusted EBITDA less capital expenditures. The related margin is expressed as a percentage of revenues.

Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.

(Loss) earnings from continuing operations

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation

Adjusted earnings and adjusted EPS

Net earnings or loss:

● excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain impairment charges, other net finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We calculate the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

● We also deduct dividends declared on preference shares.

	Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.	Net (loss) earnings and diluted (loss) earnings per share
Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares.

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to pre-tax adjusted earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.

Net debt

Total indebtedness (including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments), and lease liabilities less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)

Free cash flow (includes free cash flow from continuing and discontinued operations)

Net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, payments of lease principal, dividends paid on our preference shares, and dividends paid to non-controlling interests from discontinued operations.

	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation

Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

● Revenues

● Operating expenses

Non-IFRS Measures:

● Adjusted EBITDA and adjusted EBITDA margin

● Adjusted EPS

Provides better comparability of business trends from period to period.

Our reporting currency is the U.S. dollar. However, we conduct activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

For each non-IFRS measure, refer to the definitions above for the most directly comparable IFRS measure

Changes in revenues computed on an “organic” basis

Represent changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods. Additionally, it excludes the initial contract value of the 30-year Reuters News agreement signed on October 1, 2018, which is treated as an acquisition until October 1, 2019.

● For acquisitions, we calculate organic growth as though we had owned the acquired business in both periods. We compare revenues for the acquired business for the period we owned the business to the same prior-year period revenues for that business, when we did not own it.

● For dispositions, we calculate organic growth as though we did not own the business in either period. We exclude revenues of the disposed business from the point of disposition, as well as revenues from the same prior-year period before the sale.

	Provides further insight into the performance of our existing businesses by excluding distortive impacts and serves as a better measure of our ability to grow our business over the long term.	Revenues

Appendix B

This appendix provides reconciliations of certain non-IFRS measures to the most directly comparable IFRS measure that are not presented elsewhere in this management’s discussion and analysis for the three and nine months ended September 30, 2019 and 2018.

Reconciliation of (loss) earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars, except margins)	2019	2018	2019	2018
(Loss) earnings from continuing operations	(72)	(47)	249	267
Adjustments to remove:
Tax (benefit) expense	(13)	128	35	152
Other finance costs (loss)	3	11	32	(10)
Net interest expense	40	82	112	241
Amortization of other identifiable intangible assets	28	26	80	83
Amortization of computer software	117	96	326	294
Depreciation	38	24	110	83
EBITDA	141	320	944	1,110
Adjustments to remove:
Share of post-tax losses (earnings) in equity method investments	304	(1)	555	(5)
Other operating gains, net	(91)	(1)	(396)	(13)
Fair value adjustments	(9)	(5)	(6)	(1)
Adjusted EBITDA	345	313	1,097	1,091
Deduct: Capital expenditures	(125)	(110)	(365)	(420)
Adjusted EBITDA less capital expenditures	220	203	732	671
Adjusted EBITDA margin	24.4%	24.4%	25.4%	27.4%
Adjusted EBITDA less capital expenditures margin	15.6%	15.8%	16.9%	16.9%

Reconciliation of net (loss) earnings to adjusted earnings and adjusted EPS

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars, except per share amounts and share data)	2019	2018	2019	2018
Net (loss) earnings	(44)	302	240	648
Adjustments to remove:
Fair value adjustments	(9)	(5)	(6)	(1)
Amortization of other identifiable intangible assets	28	26	80	83
Other operating gains, net	(91)	(1)	(396)	(13)
Other finance costs (income)	3	11	32	(10)
Share of post-tax losses (earnings) in equity method investments	304	(1)	555	(5)
Tax on above items(1)	(58)	(7)	(57)	(18)
Tax items impacting comparability(1)	22	112	7	100
(Earnings) loss from discontinued operations, net of tax	(28)	(349)	9	(381)
Interim period effective tax rate normalization(1)	7	(2)	(1)	–
Dividends declared on preference shares	–	(1)	(2)	(2)
Adjusted earnings	134	85	461	401
Adjusted EPS	$0.27	$0.12	$0.92	$0.57
Diluted weighted-average common shares (millions)(2)	503.3	702.3	503.2	708.1

(1)	See the “Results of Operations–Tax benefit (expense)” section of this management’s discussion and analysis for additional information.
(2)	For the three months ended September 30, 2019 and 2018, please refer to “Reconciliation of weighted-average diluted shares used in adjusted EPS” in this appendix.

Reconciliation of net cash provided by operating activities to free cash flow

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2019	2018	2019	2018
Net cash provided by operating activities	264	850	347	2,072
Capital expenditures	(125)	(110)	(365)	(420)
(Payments) proceeds from disposals of property and equipment	(2)	–	–	27
Capital expenditures from discontinued operations	–	(116)	–	(362)
Other investing activities	1	1	5	19
Payments of lease principal(1)	(12)	–	(35)	–
Dividends paid on preference shares	–	(1)	(2)	(2)
Dividends paid to non-controlling interests from discontinued operations	–	(25)	–	(60)
Free cash flow	126	599	(50)	1,274

(1)

In 2019, we updated our definition of free cash flow to include payments of lease principal in connection with the adoption of IFRS 16 on January 1, 2019. In 2018, lease payments were included within net cash provided by operating activities.

Reconciliation of changes in segment and consolidated revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(2)

	Three months ended September 30,
			Change
(millions of U.S. dollars)	2019	2018	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)		Organic
Revenues
Legal Professionals	605	595	2%	(1%)	2%	(1%)		3%
Corporates	320	298	7%	–	8%	1%		6%
Tax & Accounting Professionals	166	149	11%	1%	10%	2%		8%
Reuters News	155	71	120%	(2%)	121%	119%	(3)	3%
Global Print	168	171	(2%)	–	(2%)	–		(2%)
Eliminations	(1)	–
Total Revenues	1,413	1,284	10%	–	10%	7%		4%

Reconciliation of changes in segment and consolidated recurring revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(2)

	Three months ended September 30,
			Change
(millions of U.S. dollars)	2019	2018	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)		Organic
Recurring Revenues
Legal Professionals	560	541	4%	(1%)	4%	1%		4%
Corporates	275	247	11%	–	12%	3%		8%
Tax & Accounting Professionals	140	129	9%	1%	8%	–		8%
Reuters News	143	59	143%	(2%)	146%	142%	(3)	3%
Total Revenues	1,118	976	15%	–	15%	10%		5%

(2)	Growth percentages are computed using whole dollars. Accordingly, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(3)	Includes the initial contract value of revenues in Reuters News for providing news and editorial content to Refinitiv under the 30-year agreement that began in the fourth quarter of 2018.

Reconciliation of changes in segment and consolidated transactions revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Three months ended September 30,
			Change
(millions of U.S. dollars)	2019	2018	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic
Transactions Revenues
Legal Professionals	45	54	(18%)	-	(18%)	(12%)	(6%)
Corporates	45	51	(11%)	-	(11%)	(7%)	(3%)
Tax & Accounting Professionals	26	20	26%	4%	22%	15%	7%
Reuters News	12	12	2%	6%	(5%)	-	(5%)
Total Revenues	128	137	(7%)	1%	(8%)	(6%)	(2%)

Reconciliation of changes in adjusted EBITDA and the related margin, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency(1)

	Three months ended September 30,
			Change
(millions of U.S. dollars, except margins and per share amounts)	2019	2018	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	227	206	10%	1%	9%
Corporates	110	105	4%	(3%)	6%
Tax & Accounting Professionals	35	32	9%	11%	(2%)
Reuters News	5	5	(14%)	83%	(97%)
Global Print	71	76	(5%)	(1%)	(4%)
Corporate costs	(103)	(111)	n/a	n/a	n/a
Consolidated adjusted EBITDA	345	313	10%	1%	9%

Adjusted EBITDA Margin
Legal Professionals	37.4%	34.6%	280bp	40bp	240bp
Corporates	34.3%	35.4%	(110)bp	(60)bp	(50)bp
Tax & Accounting Professionals	21.1%	21.4%	(30)bp	210bp	(240)bp
Reuters News	3.2%	8.2%	(500)bp	170bp	(670)bp
Global Print	42.5%	44.2%	(170)bp	(60)bp	(110)bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	24.4%	24.4%	-	30bp	(30)bp

Consolidated operating expenses	1,059	966	10%	(1%)	11%
Consolidated adjusted EPS	$0.27	$0.12	125%	17%	108%

(1)

Growth percentages and adjusted EBITDA margins are computed using whole dollars. Accordingly, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Reconciliation of changes in segment and consolidated revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Nine months ended September 30,
			Change

(millions of U.S. dollars)	2019	2018	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)		Organic
Revenues
Legal Professionals	1,802	1,773	2%	(1%)	3%	(1%)		3%
Corporates	990	923	7%	(1%)	8%	2%		6%
Tax & Accounting Professionals	570	542	5%	(2%)	7%	-		6%
Reuters News	466	215	117%	(3%)	120%	118%	(2)	3%
Global Print	497	522	(5%)	(2%)	(3%)	-		(3%)
Eliminations	(2)	(1)
Total Revenues	4,323	3,974	9%	(1%)	10%	7%		4%

Reconciliation of changes in segment and consolidated recurring revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Nine months ended September 30,

			Change

(millions of U.S. dollars)	2019	2018	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)		Organic
Recurring Revenues
Legal Professionals	1,665	1,613	3%	(1%)	4%	-		4%
Corporates	813	734	11%	(1%)	12%	3%		9%
Tax & Accounting Professionals	460	434	6%	(2%)	8%	-		8%
Reuters News	430	184	134%	(4%)	138%	136%	(2)	2%
Total Revenues	3,368	2,965	14%	(1%)	15%	10%		5%

Reconciliation of changes in segment and consolidated transactions revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Nine months ended September 30,

			Change

(millions of U.S. dollars)	2019	2018	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic
Transactions Revenues
Legal Professionals	137	160	(14%)	(1%)	(13%)	(10%)	(3%)
Corporates	177	189	(6%)	(1%)	(5%)	(2%)	(3%)
Tax & Accounting Professionals	110	108	2%	(1%)	3%	3%	-
Reuters News	36	31	16%	1%	16%	-	16%
Total Revenues	460	488	(6%)	(1%)	(5%)	(4%)	(1%)

(1)	Growth percentages are computed using whole dollars. Accordingly, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(2)	Includes the initial contract value of revenues in Reuters News for providing news and editorial content to Refinitiv under the 30-year agreement that began in the fourth quarter of 2018.

Reconciliation of changes in adjusted EBITDA and the related margin, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency(1)

	Nine months ended September 30,

			Change
(millions of U.S. dollars, except margins and per share amounts)	2019	2018	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	686	595	15%	1%	15%
Corporates	330	311	6%	-	6%
Tax & Accounting Professionals	188	153	23%	-	22%
Reuters News	31	21	45%	36%	10%
Global Print	218	233	(6%)	(1%)	(5%)
Corporate costs	(356)	(222)	n/a	n/a	n/a
Consolidated adjusted EBITDA	1,097	1,091	1%	1%	(1%)
Adjusted EBITDA Margin
Legal Professionals	38.1%	33.6%	450bp	50bp	400bp
Corporates	33.4%	33.7%	(30)bp	30bp	(60)bp
Tax & Accounting Professionals	33.0%	28.3%	470bp	60bp	410bp
Reuters News	6.7%	10.0%	(330)bp	150bp	(480)bp
Global Print	43.8%	44.6%	(80)bp	30bp	(110)bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	25.4%	27.4%	(200)bp	70bp	(270)bp

Consolidated operating expenses	3,220	2,882	12%	(2%)	14%
Consolidated adjusted EPS	$0.92	$0.57	61%	5%	56%

(1)

Growth percentages and adjusted EBITDA margins are computed using whole dollars. Accordingly, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Reconciliation of weighted-average diluted shares used in adjusted EPS

Because we reported a net loss for continuing operations under IFRS for the three months ended September 30, 2019 and 2018, the weighted-average number of common shares used for basic and diluted loss per share is the same for all per share calculations in the period, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive. Since our non-IFRS measure “adjusted earnings” is a profit, potential common shares are included, as they lower adjusted EPS and are therefore dilutive.

The following table reconciles IFRS and non-IFRS common share information:

	Three months ended September 30,	Three months ended September 30,

(weighted-average common shares)	2019	2018
IFRS: Basic and diluted	501,240,480	701,212,419
Effect of stock options and other equity incentive awards	2,043,370	1,132,041
Non-IFRS diluted	503,283,850	702,344,460

Appendix C

Information about Refinitiv

As of October 1, 2018, our company owns a 45% interest in Refinitiv, which was formerly our wholly owned F&R business. 55% of Refinitiv is owned by private equity funds affiliated with Blackstone. An affiliate of Canada Pension Plan Investment Board and an affiliate of GIC invested alongside Blackstone. Beginning with the fourth quarter of 2018, our IFRS results include our 45% share of Refinitiv’s results reported in a single line item on our consolidated income statement titled “Share of post-tax (losses) earnings in equity method investments.” Our non-IFRS measures, including adjusted earnings, exclude our share of post-tax results in Refinitiv and other equity method investments.

Because Refinitiv has only been in existence since October 1, 2018, there are no financial statements for the business for the three and nine months ended September 30, 2018. The table below sets forth selected financial information for 100% of Refinitiv for the three and nine months of 2019, on both an IFRS and non-IFRS basis as provided to us from Refinitiv for inclusion in our management’s discussion and analysis. A reconciliation from Refinitiv’s IFRS measures to its non-IFRS measures is also included in this appendix. The information for the three and nine months ended September 30, 2018 that was previously reported for the F&R business by our company is not fully comparable to Refinitiv’s current basis of presentation, as Refinitiv must apply accounting rules related to the purchase of the business and because Refinitiv defines its non-IFRS measures differently than our company. To provide a reasonable basis to assess revenue trends for the business, we have noted the three and nine months ended September 30, 2018 F&R revenues, as previously reported by us on a discontinued operations basis prior to the change in ownership, and provided a supplemental change before currency and excluding businesses disposed.

On August 1, 2019, we and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG in an all share transaction, but LSEG may, at its option, settle up to $2.5 billion of the consideration in cash. Please see the “Executive Summary - Proposed LSEG/Refinitiv Transaction” section of this management’s discussion and analysis for additional information.

The following information, which has been provided by Refinitiv, is unaudited.

			Change

(millions of U.S. dollars, except margin)	Refinitiv Actuals 2019	As Reported by Thomson Reuters 2018	Total	Before Currency & Excluding Businesses Disposed
Three months ended September 30,
IFRS Measures
Revenues	1,557	1,541	1%	3%

Net loss	(656)
Cash flow from operations	404
Capital expenditures, less proceeds from disposals	182

Non-IFRS Measures
Adjusted EBITDA	543
Adjusted EBITDA margin	34.9%
Free cash flow	211

Nine months ended September 30,
IFRS Measures
Revenues	4,674	4,677	–	3%

Net loss(1)	(1,201)
Cash flow from operations	477
Capital expenditures, less proceeds from disposals	419
Debt at September 30, 2019	13,907

Non-IFRS Measures
Adjusted EBITDA	1,655
Adjusted EBITDA margin	35.4%
Free cash flow	(41)

(1)

The previously reported net loss for the six months ended June 30, 2019 of $477 million has been revised to a net loss of $545 million to correct certain immaterial misstatements discussed in the “Revision of Prior-Period Financial Statements” section of this management’s discussion and analysis. The net loss for the nine months ended September 30, 2019 includes the revised amount.

The following reconciliations of IFRS measures to non-IFRS measures were provided by Refinitiv. The definitions of non-IFRS measures used by Refinitiv are not the same as those used by Thomson Reuters.

Reconciliation of net loss to adjusted EBITDA

	Three months ended September 30,	Nine months ended September 30,

(millions of U.S. dollars, except margins)	2019	2019
Net loss	(656)	(1,201)
Adjustments to remove:
Tax expense (benefit)	38	(22)
Finance costs	570	1,074
Depreciation and amortization	486	1,431
EBITDA	438	1,282
Adjustments to remove:
Share of post-tax earnings in equity method investments	-	(1)
Other operating gains	(21)	(20)
Fair value adjustments	7	45
Share-based compensation	35	42
Transformation-related costs	84	307
Adjusted EBITDA	543	1,655
Adjusted EBITDA margin	34.9%	35.4%

Reconciliation of net cash used in operating activities to free cash flow

	Three months ended September 30,	Nine months ended September 30,

(millions of U.S. dollars)	2019	2019
Net cash used in operating activities	404	477
Capital expenditures, less proceeds from disposals	(182)	(419)
Other investing activities	1	1
Dividends paid to non-controlling interests	(12)	(100)
Free cash flow	211	(41)

Appendix D

Quarterly information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarters ended

(millions of U.S. dollars, except per share amounts)	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
Revenues	1,413	1,423	1,487	1,527	1,284	1,311	1,379	1,414
Operating profit	262	447	274	135	173	204	268	254
(Loss) earnings from continuing operations	(72)	207	114	(103)	(47)	142	172	302
Earnings (loss) from discontinued operations, net of tax	28	(27)	(10)	3,478	349	515	(483)	289
Net (loss) earnings	(44)	180	104	3,375	302	657	(311)	591
(Loss) earnings attributable to common shareholders	(44)	180	104	3,375	272	625	(339)	576

Basic (loss) earnings per share
From continuing operations	$(0.14)	$0.41	$0.23	$(0.19)	$(0.06)	$0.20	$0.24	$0.42
From discontinued operations	0.05	(0.05)	(0.02)	6.32	0.45	0.68	(0.72)	0.39
	$(0.09)	$0.36	$0.21	$6.13	$0.39	$0.88	$(0.48)	$0.81
Diluted (loss) earnings per share
From continuing operations	$(0.14)	$0.41	$0.22	$(0.19)	$(0.06)	$0.20	$0.24	$0.42
From discontinued operations	0.05	(0.05)	(0.02)	6.32	0.45	0.68	(0.72)	0.39
	$(0.09)	$0.36	$0.20	$6.13	$0.39	$0.88	$(0.48)	$0.81

Revenues – Our revenues do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. Beginning with the fourth quarter of 2018, our revenues included new revenues in our Reuters News business for providing news and editorial content to Refinitiv under a 30-year agreement signed in October 2018. Foreign currency had a slightly negative impact on our revenues throughout most of 2019, compared to the prior-year quarters.

Operating profit – Similarly, our operating profit does not tend to be significantly impacted by seasonality, as most of our operating expenses are fixed. As a result, when our revenues increase, we become more profitable, and when our revenues decline, we become less profitable. Following the three months ended June 30, 2018, our operating profit has been significantly impacted by investment spending to reposition our business following the closing of the F&R transaction. However, operating profit benefited in the second and third quarters of 2019 from gains on the revaluation of warrants that we hold in Refinitiv, and, in the first quarter of 2019, from gains from the sale of businesses and investments.

Net earnings (loss) – The net loss in September 2019 was due to significant losses from our 45% equity interest in Refinitiv. The increase in net earnings in the fourth quarter of 2018 was due to a $3.4 billion gain on the sale of our F&R business. The net loss in the first quarter of 2018 was due to an $844 million deferred tax charge associated with the sale of a 55% interest in our F&R business, which is reflected in “(Loss) earnings from discontinued operations, net of tax.”